First Amendment
To
Amended and Restated Bylaws
OF
Prime Group Realty Trust

     Pursuant to a duly adopted resolution of the Board of Trustees of Prime Group Realty Trust, a Maryland real estate investment trust (the “Trust”), the Trust’s Amended and Restated Bylaws (the “Bylaws”) were amended as of July 1, 2005 as follows:

     1. By deleting the last sentence of Section 3.9 of the Bylaws.